UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM 10-Q

(Mark one)

[X] Quarterly report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended
         September 25, 2002 or

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ___________ to __________

Commission file number                0-18051


                                   DENNY'S CORPORATION
--------------------------------------------------------------------------------
                   (Exact name of registrant as specified in its charter)

                    Delaware                                    13-3487402
        -------------------------------                     ------------------
        (State or other jurisdiction of                     (I.R.S. Employer
         incorporation or organization)                     Identification No.)

                                  203 East Main Street
                          Spartanburg, South Carolina 29319-9966
--------------------------------------------------------------------------------
                         (Address of principal executive offices)
                                      (Zip Code)

                                   (864) 597-8000
--------------------------------------------------------------------------------
                  (Registrant's telephone number, including area code)


--------------------------------------------------------------------------------
             (Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                   Yes   [X]                            No   [ ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                   Yes   [X]                            No   [ ]

As of November 1, 2002, 40,290,160 shares of the registrant's Common Stock, par value $0.01 per share, were outstanding.

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements

Denny's Corporation (formerly Advantica Restaurant Group, Inc.)
Condensed Consolidated Statements of Operations
(Unaudited)

                                                                                       Quarter                   Quarter
                                                                                        Ended                     Ended
                                                                                  September 25, 2002       September 26, 2001
                                                                                  ------------------       ------------------



(In thousands, except per share amounts)
Revenue:
  Company restaurant sales                                                          $ 223,499                $ 245,870
  Franchise and license revenue                                                        23,355                   24,202
                                                                                     --------                 --------
    Total operating revenue                                                           246,854                  270,072
                                                                                     --------                 --------
Costs of company restaurant sales:
  Product costs                                                                        52,573                   60,504
  Payroll and benefits                                                                 92,937                   96,266
  Occupancy                                                                            12,398                   13,246
  Other operating expenses                                                             33,083                   36,248
                                                                                     --------                 --------
    Total costs of company restaurant sales                                           190,991                  206,264
Costs of franchise and license revenue                                                  7,349                    7,396
General and administrative expenses                                                    10,804                   15,327
Amortization of goodwill and other intangible assets with
  indefinite lives                                                                        ---                    7,770
Depreciation and other amortization                                                    20,734                   21,448
Impairment charges                                                                        465                      ---
Gains on refranchising and other, net                                                  (2,372)                  (1,827)
                                                                                     --------                 --------
    Total operating costs and expenses                                                227,971                  256,378
                                                                                     --------                 --------
Operating income                                                                       18,883                   13,694
                                                                                     --------                 --------
Other expenses:
  Interest expense, net                                                                18,980                   18,261
  Other nonoperating expense, net                                                          28                        1
                                                                                     --------                 --------
    Total other expenses, net                                                          19,008                   18,262
                                                                                     --------                 --------
Loss before income taxes                                                                 (125)                  (4,568)
Provision for income taxes                                                                303                      212
                                                                                     --------                 --------
Loss from continuing operations                                                          (428)                  (4,780)
Gain on disposal of discontinued operations                                            56,562                      ---
                                                                                     --------                 --------
Net income (loss) applicable to common shareholders                                 $  56,134                $  (4,780)
                                                                                     ========                 ========
Per share amounts applicable to common shareholders:
Basic and diluted earnings per share:
  Loss from continuing operations                                                   $   (0.01)               $   (0.12)
  Gain on disposal of discontinued operations                                            1.40                      ---
                                                                                     --------                 --------
  Net income (loss)                                                                 $    1.39                $  ( 0.12)
                                                                                     ========                 ========

Weighted average shares outstanding:
  Basic                                                                                40,280                   40,143
                                                                                     ========                 ========
  Diluted                                                                              40,280                   40,143
                                                                                     ========                 ========

                                                        See accompanying notes

Denny's Corporation (formerly Advantica Restaurant Group, Inc.)
Condensed Consolidated Statements of Operations
(Unaudited)

                                                                                Three Quarters            Three Quarters
                                                                                    Ended                     Ended
                                                                              September 25, 2002        September 26, 2001
                                                                              ------------------        ------------------


(In thousands, except per share amounts)
Revenue:
  Company restaurant sales                                                          $ 653,185                $ 724,779
  Franchise and license revenue                                                        68,470                   68,036
                                                                                     --------                 --------
    Total operating revenue                                                           721,655                  792,815
                                                                                     --------                 --------
Cost of company restaurant sales:
  Product costs                                                                       155,798                  180,611
  Payroll and benefits                                                                269,341                  291,360
  Occupancy                                                                            36,967                   43,294
  Other operating expenses                                                             90,973                  107,548
                                                                                     --------                 --------
    Total costs of company restaurant sales                                           553,079                  622,813
Costs of franchise and license revenue                                                 21,970                   24,455
General and administrative expenses                                                    39,015                   49,617
Amortization of goodwill and other intangible assets with
  indefinite lives                                                                        ---                   23,943
Depreciation and other amortization                                                    62,292                   68,033
Restructuring charges and exit costs                                                    3,079                    8,495
Impairment charges                                                                        962                    8,343
Gains on refranchising and other, net                                                  (5,952)                 (12,123)
                                                                                     --------                 --------
    Total operating costs and expenses                                                674,445                  793,576
                                                                                     --------                 --------
Operating income (loss)                                                                47,210                     (761)
                                                                                     --------                 --------
Other expenses:
  Interest expense, net                                                                57,187                   54,732
  Other nonoperating income, net                                                      (19,243)                  (7,766)
                                                                                     --------                 --------
    Total other expenses, net                                                          37,944                   46,966
                                                                                     --------                 --------
Income (loss) before income taxes                                                       9,266                  (47,727)
(Benefit from) provision for income taxes                                              (1,834)                   1,280
                                                                                     --------                 --------
Income (loss) from continuing operations                                               11,100                  (49,007)
Gain on disposal of discontinued operations                                            56,562                      ---
                                                                                     --------                 --------
Net income (loss) applicable to common shareholders                                 $  67,662                $ (49,007)
                                                                                     ========                 ========

Per share amounts applicable to common shareholders:
Basic earnings per share:
  Income (loss) from continuing operations                                          $    0.28                $   (1.22)
  Gain on disposal of discontinued operations                                            1.40                      ---
                                                                                     --------                 --------
  Net income (loss)                                                                 $    1.68                $   (1.22)
                                                                                     ========                 ========

Diluted earnings per share:
  Income (loss) from continuing operations                                          $    0.27                $   (1.22)
  Gain on disposal of discontinued operations                                            1.40                      ---
                                                                                     --------                 --------
  Net income (loss)                                                                 $    1.67                $   (1.22)
                                                                                     ========                 ========

Weighted average shares outstanding:
  Basic                                                                                40,264                   40,134
                                                                                     ========                 ========
  Diluted                                                                              40,484                   40,134
                                                                                     ========                 ========


                                                        See accompanying notes

Denny's Corporation (formerly Advantica Restaurant Group, Inc.)
Condensed Consolidated Balance Sheets
(Unaudited)

                                                                                September 25, 2002        December 26, 2001
                                                                                ------------------        -----------------


(In thousands)

Assets
Current Assets:
  Cash and cash equivalents                                                         $   4,035                $   6,696
  Receivables, less allowance for doubtful accounts of:
    2002 -- $2,570; 2001 -- $2,730                                                      6,745                    6,508
  Inventories                                                                           7,461                    7,979
  Other                                                                                10,294                   18,954
                                                                                     --------                 --------
Total Current Assets                                                                   28,535                   40,137
                                                                                     --------                 --------

Property, net                                                                         328,022                  362,441
Other Assets:
  Goodwill                                                                             51,415                   53,353
  Intangible assets                                                                    94,290                  100,912
  Deferred financing costs, net                                                         7,351                   10,067
  Other                                                                                40,164                   40,343
                                                                                     --------                 --------
Total Assets                                                                        $ 549,777                $ 607,253
                                                                                     ========                 ========
Liabilities
Current Liabilities:
  Current maturities of notes and debentures                                        $  40,539                $     599
  Current maturities of capital lease obligations                                       3,857                    4,523
  Accounts payable                                                                     34,181                   55,862
  Net liabilities of discontinued operations                                              ---                   15,115
  Other                                                                                96,110                  126,618
                                                                                     --------                 --------
                                                                                      174,687                  202,717
                                                                                     --------                 --------
Long-Term Liabilities:
  Notes and debentures, less current maturities                                       528,596                  609,531
  Capital lease obligations, less current maturities                                   33,115                   35,527
  Liability for insurance claims                                                       26,042                   26,778
  Other noncurrent liabilities and deferred credits                                    59,140                   72,457
                                                                                     --------                 --------
Total Long-Term Liabilities                                                           646,893                  744,293
                                                                                     --------                 --------

Total Liabilities                                                                     821,580                  947,010
Total Shareholders' Deficit                                                          (271,803)                (339,757)
                                                                                     --------                 --------
Total Liabilities and Shareholders' Deficit                                         $ 549,777                $ 607,253
                                                                                     ========                 ========


                                                        See accompanying notes

Denny's Corporation (formerly Advantica Restaurant Group, Inc.)
Condensed Consolidated Statements of Shareholder' Deficit
(Unaudited)


                                                                                                      Accumulated
                                                      Common Stock        Additional                      Other           Total
                                                   -----------------       Paid-in                    Comprehensive   Shareholders'
                                                   Shares     Amount       Capital       Deficit      Income (Loss)      Deficit
                                                   ------     ------     ----------      -------     --------------  -------------




(In thousands)

Balance, December 26, 2001                         40,143    $ 401     $ 417,293      $ (749,869)      $ (7,582)       $ (339,757)
                                                   ------     ----       -------       ---------        -------         ---------
  Comprehensive income:
    Net income                                        ---      ---           ---          67,662            ---            67,662
    Other comprehensive income:
      Foreign currency translation adjustments        ---      ---           ---             ---            176               176
                                                   ------     ----       -------       ---------         ------          --------
     Comprehensive income                             ---      ---           ---          67,662            176            67,838
    Issuance of common stock                          106        2            88             ---            ---                90
    Exercise of stock options                          31      ---            26             ---            ---                26
                                                   ------     ----       -------       ---------         ------          --------
Balance, September 25, 2002                        40,280    $ 403     $ 417,407      $ (682,207)      $ (7,406)       $ (271,803)
                                                   ======     ====      ========       =========        =======         =========

                                                        See accompanying notes

Denny's Corporation (formerly Advantica Restaurant Group, Inc.)
Condensed Consolidated Statements of Cash Flows
(Unaudited)

                                                                                    Three Quarters          Three Quarters
                                                                                        Ended                    Ended
                                                                                  September 25, 2002      September 26, 2001
                                                                                  ------------------      ------------------


(In thousands)
Cash Flows from Operating Activities:
Net income (loss)                                                                   $  67,662                $ (49,007)
Adjustments to reconcile net income (loss) to cash flows provided by
  (used in) operating activities:
  Amortization of goodwill and other intangible assets with
    indefinite lives                                                                      ---                   23,943
  Depreciation and other amortization                                                  62,292                   68,033
  Restructuring charges and exit costs                                                  3,079                    8,495
  Impairment charges                                                                      962                    8,343
  Amortization of deferred gains                                                       (5,664)                  (8,421)
  Amortization of deferred financing costs                                              3,223                    2,478
  Gain on disposal of discontinued operations                                         (56,562)                     ---
  Gains on refranchising and other, net                                                (5,952)                 (12,123)
  Amortization of debt premium                                                         (1,388)                  (1,398)
  Gain on early extinguishment of debt                                                (19,246)                  (7,778)
  Changes in Assets and Liabilities, Net of Effects of Acquisitions and
    Dispositions:
  Decrease (increase) in assets:
    Receivables                                                                           (17)                   8,215
    Inventories                                                                           332                      336
    Other current assets                                                               (1,045)                  (3,777)
    Other assets                                                                         (172)                  (3,263)
  Increase (decrease) in liabilities:
    Accounts payable                                                                   (7,823)                 (10,484)
    Accrued salaries and vacations                                                     (4,500)                    (115)
    Accrued taxes                                                                       2,116                    1,460
    Other accrued liabilities                                                         (22,763)                 (33,762)
    Other noncurrent liabilities and deferred credits                                 (11,828)                  (5,612)
                                                                                     --------                 --------
Net cash flows provided by (used in) operating activities                               2,706                  (14,437)
                                                                                     --------                 --------
Cash Flows from Investing Activities:
  Purchase of property                                                                (24,884)                 (25,248)
  Proceeds from disposition of property                                                12,155                   26,157
  Receipts from (advances to) discontinued operations, net                             39,386                  (54,707)
  Proceeds from (deposits for) FRD letters of credit                                    4,083                   (9,790)
                                                                                     --------                 --------
Net cash flows provided by (used in) investing activities                              30,740                  (63,588)
                                                                                     --------                 --------

                                                       See accompanying notes

Denny's Corporation (formerly Advantica Restaurant Group, Inc.)
Condensed Consolidated Statements of Cash Flows - Continued
(Unaudited)


                                                                                      Three Quarters            Three Quarters
                                                                                           Ended                     Ended
                                                                                    September 25, 2002        September 26, 2001
                                                                                    ------------------        ------------------

(In thousands)
  Cash Flows from Financing Activities:
    Net (repayments) borrowings under credit agreements                             $ (18,700)               $  73,300
    Long-term debt payments                                                            (4,012)                  (5,487)
    Deferred financing costs                                                           (1,954)                    (176)
    Proceeds from exercise of stock options                                                26                      ---
    Net change in bank overdrafts                                                     (11,467)                 (13,207)
                                                                                     --------                 --------
 Net cash flows (used in) provided by financing activities                            (36,107)                  54,430
                                                                                     --------                 --------

 Decrease in cash and cash equivalents                                                 (2,661)                 (23,595)
  Cash and Cash Equivalents at:
    Beginning of period                                                                 6,696                   27,260
                                                                                     --------                 --------
    End of period                                                                   $   4,035                $   3,665
                                                                                     ========                 ========

                                                       See accompanying notes

Denny's Corporation (formerly Advantica Restaurant Group, Inc.)
Notes to Condensed Consolidated Financial Statements
September 25, 2002
(Unaudited)

Note 1.  General
         -------

Denny's Corporation (formerly Advantica Restaurant Group, Inc.), through its wholly owned subsidiaries, Denny's Holdings, Inc., and Denny's, Inc., owns and operates the Denny's restaurant brand, or Denny's. On July 10, 2002, we completed the divestiture of FRD Acquisition Co., or FRD, a wholly owned subsidiary. We have accounted for FRD as a discontinued operation in the accompanying consolidated financial statements (see Note 9).

With the completion of the FRD divestiture, Advantica Restaurant Group, Inc. completed its transition from a restaurant holding company to a one-brand entity; accordingly, on July 10, 2002, we changed our name to Denny's Corporation.

Our consolidated financial statements are unaudited and include all adjustments we believe are necessary for a fair presentation of the results of operations for such interim periods. Excluding restructuring charges, exit costs, gains on exchanges of debt and the gain on disposal of discontinued operations, all such adjustments are of a normal and recurring nature. These interim consolidated financial statements should be read in conjunction with our consolidated financial statements and notes thereto for the year ended
December 26, 2001 and the related Management's Discussion and Analysis of Financial Condition and Results of Operations, both of which are contained in our 2001 Annual Report on Form 10-K. The results of operations for the three quarters ended September 25, 2002 are not necessarily indicative of the results for the entire fiscal year ending December 25, 2002.

At September 25, 2002, we had a shareholders' deficit of approximately
$271.8 million and have incurred net losses in each of the last three fiscal years. Our revolving credit facility matures on January 7, 2003. We expect to remain in compliance with our loan covenants throughout fiscal year 2002. Our ability to maintain continuity of operations will depend on a number of factors, including our ability to negotiate a new credit facility. As discussed further in Note 6, "Revolving Credit Facility", we have entered into a commitment letter for a new credit facility to replace our existing facility.

The accompanying consolidated financial statements reflect the following changes in classification:

         As discussed further in Note 2, "Change in Accounting for Goodwill and Other Intangible Assets," we reclassified net reorganization value in excess of amounts allocable to identifiable assets, or reorganization value, of $28.3 million to goodwill at December 26, 2001.

         As discussed further in Note 8, "Implementation of New Accounting Standards," we reclassified a $7.8 million extraordinary item recorded during 2001 to other nonoperating income, net during the second quarter of 2002.

         Prior to fiscal year 2002, we allocated certain indirect general and administrative expenses to costs of franchise and license revenue. Beginning with the first quarter of 2002, we have ceased the allocation of these indirect costs to the costs of franchise and license revenue line. Prior year general and administrative expenses and costs of franchise and license revenue have been reclassified to conform to the current year presentation.

These changes in classification have no effect on previously reported total assets, net income (loss) or income (loss) per share.

Note 2.  Change in Accounting for Goodwill and Other Intangible Assets
         -------------------------------------------------------------

We adopted Statement of Financial Accounting Standard No. 142, or SFAS 142, "Goodwill and Other Intangible Assets," at the beginning of fiscal year 2002, and as a result we are no longer amortizing reorganization value, goodwill and trade names. Further, in accordance with SFAS 142, we have reclassified $28.3
million of reorganization value to goodwill.   We also reclassified
reorganization value to goodwill on the consolidated balance sheet as of December 26, 2001 to be comparable to the consolidated balance sheet as of September 25, 2002.

During the first quarter of 2002, we completed our testing of intangible assets with definite lives and our assessment of impairment of goodwill and other intangible assets with indefinite lives. We performed an impairment test and determined that none of the recorded goodwill or other intangible assets with indefinite lives was impaired. In accordance with SFAS 142, goodwill and other intangible assets with indefinite lives will be tested for impairment at least annually, and more frequently if circumstances indicate that they may be impaired. We anticipate performing our annual impairment test during the fourth quarter of each fiscal year.

The changes in carrying amounts of goodwill, including amounts previously reported as reorganization value, for the three quarters ended September 25, 2002 following the adoption of SFAS 142 are as follows:

         (In thousands)
         Balance at December 26, 2001                              $ 53,353
         Reversal of income tax liabilities related
           to reorganization                                           (987)
         Reduction of liabilities recorded in connection
           with a business combination                                 (951)
                                                                    -------
         Balance at September 25, 2002                             $ 51,415
                                                                    =======

The following table reflects intangible assets as reported at September 25, 2002 and at December 26, 2001 following the adoption of SFAS 142:


                                                                September 25, 2002                    December 26, 2001
                                                                ------------------                    -----------------
                                                           Gross                                  Gross
                                                         Carrying         Accumulated           Carrying         Accumulated
                                                          Amount         Amortization            Amount         Amortization
                                                         --------        ------------           --------        ------------

(In thousands)
Intangible assets with indefinite lives:
   Trade names                                           $  42,323        $     ---             $  42,323          $     ---
   Liquor licenses                                           1,221              ---                 1,221                ---
Intangible assets with definite lives:
   Franchise agreements                                     76,855           27,087                80,049             23,828
   Foreign license agreements                                2,041            1,063                 2,041                894
                                                          --------         --------              --------           --------
                                                         $ 122,440        $  28,150             $ 125,634          $  24,722
                                                          ========         ========              ========           ========

Estimated amortization expense for intangible assets with definite lives in the next five years is as follows:


          (In thousands)
          Remainder of 2002                                   $ 1,482
          2003                                                  6,002
          2004                                                  5,727
          2005                                                  5,561
          2006                                                  5,261

The following table reflects consolidated operating results as though we adopted SFAS 142 as of the beginning of the three quarters ended
September 26, 2001:

                                                                       Quarter Ended                        Three Quarters
                                                                                                                 Ended
                                                            September 25,       September 26,      September 25,       September 26,
                                                                 2002                2001               2002                2001
                                                            -------------       -------------      -------------       -------------


(In thousands)
Reported net income (loss)                                  $ 56,134            $  (4,780)         $ 67,662            $ (49,007)
Add back amortization of reorganization value                    ---                7,067               ---               21,792
Add back goodwill amortization                                   ---                  409               ---                1,270
Add back trade name amortization                                 ---                  294               ---                  881
                                                             -------             --------           -------             --------
Adjusted net income (loss)                                  $ 56,134            $   2,990          $ 67,662            $ (25,064)
                                                             =======             ========           =======             ========

Reported basic income (loss) per share                      $   1.39            $   (0.12)         $   1.68            $   (1.22)
Add back amortization of reorganization value                    ---                 0.17               ---                 0.54
Add back goodwill amortization                                   ---                 0.01               ---                 0.03
Add back trade name amortization                                 ---                 0.01               ---                 0.02
                                                             -------             --------           -------             --------
Adjusted net income (loss)                                  $   1.39            $    0.07          $   1.68            $   (0.63)
                                                             =======             ========           =======             ========

Reported diluted income (loss) per share                    $   1.39            $   (0.12)         $   1.67            $   (1.22)
Add back amortization of reorganization value                    ---                 0.17               ---                 0.54
Add back goodwill amortization                                   ---                 0.01               ---                 0.03
Add back trade name amortization                                 ---                 0.01               ---                 0.02
                                                             -------             --------           -------             --------
Adjusted net income (loss)                                  $   1.39            $    0.07          $   1.67            $   (0.63)
                                                             =======              =======           =======             ========

Note 3.  Restructuring Charges and Exit Costs
         ------------------------------------

As a result of changes in our organizational structure and in our portfolio of restaurants, we have recorded charges for restructuring and exit costs. These costs consist primarily of severance and outplacement costs for terminated employees and the costs of future obligations related to closed units or units identified for closure. In assessing the cost of future obligations related to closed units or units identified for closure, we make assumptions regarding the timing of units' closures, amounts of future subleases, amounts of future property taxes and costs of closing the units. If these estimates or their related assumptions change in the future, we may be required to record additional exit costs or reduce exit costs previously recorded.

Exit costs were comprised of the following:

                                                                       Three Quarters Ended
                                                                 September 25,     September 26,
                                                                      2002              2001
                                                                 -------------     -------------


  (In thousands)
  Future rents, net of estimated sublease income                 $ 2,485           $ 3,378
  Property taxes                                                     266             2,952
  Brokerage commissions                                              ---               942
  De-identification and maintenance costs                            232               878
  Severance and other costs                                           96               345
                                                                  ------            ------
                                                                 $ 3,079           $ 8,495
                                                                  ======            ======


No exit costs were recorded for the quarters ended September 25, 2002 and September 26, 2001.

Exit costs recorded during the three quarters ended September 25, 2002 consist of approximately $0.6 million related to the closure of underperforming units and $2.5 million related to future lease obligations on Denny's former corporate headquarters facility due to the bankruptcy of our most significant subtenant. At September 25, 2002, discounted accrued exit costs totaled approximately $22.6 million. Cash payments for exit cost liabilities paid during the three quarters ended September 25, 2002 were approximately $7.0 million. Estimated cash payments related to exit cost liabilities in the next five years are as follows:

         (in thousands)
         Remainder of 2002                                           $ 2,203
         2003                                                          7,761
         2004                                                          5,014
         2005                                                          2,711
         2006                                                          2,359

During 2000 and 2001, we recorded severance and outplacement costs related to restructuring plans of $13.6 million. Through September 25, 2002, $13.2 million of these costs have been paid, of which $3.4 million was paid during the three quarters ended September 25, 2002. The remaining $0.4 million is expected to be paid out by the first quarter of 2003.

Note 4.  Income Taxes
         ------------

On March 9, 2002, President Bush signed into law H.R. 3090, the Job Creation and Worker Assistance Act of 2002, or the Act. The Act will allow us to carry back alternative minimum tax, or AMT, net operating losses generated during 2001, which will result in a cash refund of 1998 AMT taxes paid of approximately $2.7 million. During the first quarter of 2002, we recorded a receivable and a corresponding reduction of current income tax expense related to the expected cash refund. We received the cash refund subsequent to the end of the third quarter.

Note 5.  Income (Loss) Per Share Applicable to Common Shareholders
         ---------------------------------------------------------


                                                                       Quarter Ended                      Three Quarters Ended
                                                                       -------------                      --------------------
                                                              September 25,     September 26,       September 25,    September 26,
                                                                   2002              2001                2002             2001
                                                              -------------     -------------       -------------    -------------


(In thousands)
Numerator for basic and diluted (loss) income per share ---
     (loss) income from continuing operations available to
     common shareholders                                      $     (428)       $  (4,780)          $ 11,100         $ (49,007)
                                                               =========         ========            =======          ========
Denominator:
   Denominator for basic (loss) income per share ---
      weighted average shares                                     40,280           40,143             40,264            40,134
   Effect of dilutive securities:
      Options                                                        ---              ---                220               ---
                                                               ---------         --------            -------          --------
   Denominator for diluted (loss) income per share ---
      adjusted weighted average shares and assumed
      conversions of dilutive securities                          40,280           40,143             40,484            40,134
                                                               =========         ========            =======          ========

   Basic (loss) income per share from continuing operations   $    (0.01)       $   (0.12)          $   0.28         $   (1.22)
                                                               =========         ========            =======          ========
   Diluted (loss) income per share from continuing
      operations                                              $    (0.01)       $   (0.12)          $   0.27         $   (1.22)
                                                               =========         ========            =======          ========


The calculations of basic and diluted income (loss) per share have been based on the weighted average number of shares outstanding. Warrants have been omitted from the calculations for all periods presented because they have an antidilutive effect on income (loss) per share. Except for the three quarters ended September 25, 2002, options have been omitted from the calculations because they have an antidilutive effect on loss per share.

Note 6.  Revolving Credit Facility
         -------------------------

Denny's, Inc. is the borrower under a senior secured credit facility, or credit facility, with JP Morgan Chase Bank and other lenders which provides Denny's with a working capital and letter of credit facility. Under the terms of the credit facility, commitments were reduced from $200.0 million to $155.3 million as of July 10, 2002 upon receipt of cash payments related to Denny's receivable and deposits securing outstanding letters of credit under the Coco's/Carrows credit facility (see Note 9). The cash payments included the collection of scheduled payments and the payment received in connection with the divestiture of FRD on July 10, 2002 (see Note 9). At September 25, 2002, we had working capital advances of $40.0 million and letters of credit outstanding of $52.1 million under the credit facility, leaving a net availability of $63.2 million. Advances under the credit facility accrue interest at a variable rate (approximately 5.9% at September 25, 2002) based on the prime rate or an adjusted Eurodollar rate. The credit facility matures on January 7, 2003; therefore, we have classified the amounts outstanding under the facility as current liabilities on our consolidated balance sheet at September 25, 2002.

We were in compliance with the terms of the credit facility at September 25, 2002. Under the most restrictive provision of the credit facility (the interest coverage ratio), EBITDA could have been approximately $13.7 million less for the four quarters ended September 25, 2002 and we would still have been in compliance.

Subsequent to September 25, 2002, we entered into a commitment letter, pursuant to which we received commitments from JPMorgan Chase Bank, Farallon Capital Management, LLC and Foothill Capital Corporation with respect to a $125.0 million, two-year senior secured revolving credit facility, or new facility, of which up to $60.0 million will be available for the issuance of letters of credit. The new facility will refinance the existing facility and will be used for working capital, capital expenditures and other general corporate purposes. The new facility will be guaranteed by the Company and its other subsidiaries and will be generally secured by liens on the same collateral that secure the existing facility. In addition, the new facility will be secured by first-priority mortgages on approximately 250 owned restaurant properties. The closing of the new facility, expected to occur in the fourth quarter of 2002, is subject to, among other conditions, the negotiation of definitive agreements on mutually acceptable terms, as well as obtaining commitments for the balance of the new facility from other lenders. J. P. Morgan Securities, Inc. will act as lead arranger for the new facility.

Note 7.  Debt
         ----

On April 15, 2002, we exchanged $88.1 million aggregate principal amount of Denny's Corporation's 11 1/4% senior notes due 2008, or 11 1/4% Notes, for $70.4 million aggregate principal amount of 12 3/4% senior notes due 2007, or 12 3/4% Notes. Denny's Corporation and its wholly owned subsidiary, Denny's Holdings, Inc. (the direct parent of Denny's restaurant operations), are jointly obligated with respect to the 12 3/4% Notes; therefore, the 12 3/4% Notes are structurally senior to the 11 1/4% Notes. The 11 1/4% Notes pay interest on January 15 and July 15 of each year and will expire on January 7, 2008. The 12 3/4% Notes pay interest on March 31 and September 30 of each year and will expire on September 30, 2007. As a result of our completing the exchange offer, we recorded a gain of $19.2 million in the three quarters ended September 25, 2002 (which is included in other nonoperating income in the accompanying financial statements). In addition, costs of approximately $1.4 million incurred in connection with this exchange of debt were deferred and will be amortized over the term of the 12 3/4% Notes. At September 25, 2002, $441.5 million aggregate principal amount of 11 1/4% Notes was outstanding and $70.4 million aggregate principal amount of 12 3/4% Notes was outstanding.

Subsequent to September 25, 2002, we closed a series of privately negotiated transactions for the exchange of an additional aggregate $33.2 million principal amount of 11 1/4% Notes for $26.6 million principal amount of 12 3/4% Notes. The 12 3/4% Notes were issued under a tack-on provision of the indenture that governs the 12 3/4% Notes which allows up to $50 million of additional notes to be issued under the same indenture. As a result of our completing the additional exchange, we expect to record a gain of approximately $7 million in the fourth quarter of 2002.

Note 8.  Implementation of New Accounting Standards
         ------------------------------------------

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, or SFAS 141, "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 27, 2001 and eliminates the pooling-of-interests method. Our adoption of SFAS 141 has had no impact on our financial statements.

Also in July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which became effective for us on December 27, 2001, the first day of our 2002 fiscal year. SFAS 142 requires us, among other things, to discontinue goodwill amortization, including the amortization of reorganization value. In addition, the standard provides for reclassifying certain intangibles as goodwill, reassessing the useful lives of intangibles, reclassifying certain intangibles out of previously reported goodwill and identifying reporting units for purposes of assessing potential future impairments of goodwill. See Note 2 for a discussion of the effects of adopting this new accounting standard.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles
Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of a segment of a business. SFAS 144 became effective for us on December 27, 2001, the first day of our 2002 fiscal year. Our adoption of SFAS 144 had no impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statements No. 13, and Technical Corrections." Among other things, SFAS 145 eliminates FASB Statement No. 4, or SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt." Under SFAS 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of any related income tax effect. As a result of the elimination of SFAS 4, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."
The provisions of SFAS 145 related to the rescission of SFAS 4 are effective for fiscal years beginning after May 15, 2002. We have early adopted SFAS 145 in the second quarter of 2002. See Note 1 for a discussion of the effects of adopting this new accounting standard.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement replaces Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a Restructuring)". Among other things, SFAS 146 requires that a liability relating to an exit activity be recorded when incurred as opposed to the date of a company's commitment to exit an activity. The provisions of SFAS 146 are effective for exit and disposal activities initiated after December 31, 2002 with earlier application encouraged. We are currently assessing the effects of adopting SFAS 146 on our financial position and results of operations.

Note 9.  Discontinued Operations
         -----------------------

On July 10, 2002, through FRD's bankruptcy proceedings, the divestiture of FRD was completed. As part of the transaction, Denny's received a payment of approximately $32.5 million related to FRD's senior secured credit facility for which Denny's was the lender. Such payment represented all outstanding obligations under the facility less a $10 million discount.

FRD's letters of credit under the senior secured credit facility in the amount of $5.6 million remain outstanding. The letters of credit secure certain obligations of FRD and its subsidiaries under various insurance programs which are anticipated to be satisfied in the ordinary course of business. Denny's has agreed to continue to provide the cash collateral supporting these letters of credit (currently $5.7 million) for a fee until the letters of credit terminate or are replaced. Denny's also received a separate four-year note payable from reorganized FRD in the amount of $5.7 million for continuing to provide the cash collateral. The cash collateral has been deposited with one of Coco's and Carrows former lenders and is reflected as a component of other noncurrent assets at September 25, 2002. Prior to July 10, 2002, the deposit was reflected as a component of other current assets.

Also on July 10, 2002, Denny's entered into a service agreement to provide various management and support services to FRD over an initial term of up to one year. Under the terms of the service agreement, FRD has given notice of termination of all such services, with the last of such services terminating on November 30, 2002. Total fees received under the service agreement from commencement on July 10, 2002 through September 25, 2002 were $1.1 million.
Fees of approximately $1.2 million are expected to be received in the fourth quarter through the termination date. As a result of the disposal of FRD and the termination of the service agreement, we expect to reduce our number of support staff positions by approximately thirty-three in the fourth quarter of 2002.

As a result of the divestiture of FRD, we recorded a gain on the disposal of discontinued operations in the quarter ended September 25, 2002 of $56.6 million, representing the receipt of proceeds of approximately $32.5 million, and the elimination of the net liabilities of discontinued operations of approximately $24.1 million at July 10, 2002.

As required by our credit facility, the proceeds received from the divestiture of FRD were used to reduce the balance outstanding under our credit facility by approximately $32.5 million.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to highlight significant changes in our financial position as of September 25, 2002 and results of operations for the quarter and three quarters ended September 25, 2002 compared to the quarter and three quarters ended September 26, 2001. The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations, which reflect our best judgment based on factors currently known, involve risks, uncertainties, and other factors which may cause our actual performance to be materially different from the performance indicated or implied by such statements. Such factors include, among others: our ability to maintain continuity of operations and completing the refinancing of our credit facility prior to its January 7, 2003 maturity date; competitive pressures from within the restaurant industry; the level of success of our operating initiatives and advertising and promotional efforts, including the initiatives and efforts specifically mentioned herein; adverse publicity; changes in business strategy or development plans; terms and availability of capital; regional weather conditions; overall changes in the general economy, particularly at the retail level; and other factors included in the discussion below, or in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the year ended December 26, 2001 and in Exhibit 99 thereto.

Restaurant Operations and Unit Activity
---------------------------------------



                                                             Quarter Ended                           Three Quarters Ended
                                                             -------------                           --------------------
                                            September 25,   September 26,    Increase/    September 25,   September 26,   Increase/
                                                 2002            2001        (Decrease)        2002            2001      (Decrease)
                                            -------------   -------------    ----------   -------------   -------------   ----------


(Dollars in thousands)
Total systemwide sales (a)                  $ 586,163       $ 609,965        (3.9%)       $ 1,689,105     $ 1,739,047      (2.9%)

EBITDA as defined (b)                          40,082          42,912        (6.6%)           113,543         108,053       5.1%

Company-owned data:
   Average unit sales                           385.5           379.2         1.7%            1,100.0         1,062.1       3.6%
   Same-store sales (decrease)
     increase (c) (d)                            (1.5%)           3.2%                           (0.7%)           2.5%
   Guest check average increase (c) (d)           0.7%            1.2%                            1.3%            2.1%
   Guest count (decrease) increase (c) (d)       (2.2%)           2.0%                           (2.0%)           0.4%

Franchise data:
   Average unit sales                           322.8           321.9         0.3%               920.0          906.1       1.5%
   Same-store sales (decrease)
     increase (c) (d)                            (2.4%)           1.1%                            (1.7%)          0.7%


__________________________

(a) Total systemwide sales includes sales from company-owned, franchised and licensed restaurants and is not a measure which has been determined in accordance with accounting principles generally accepted in the United States of America.
(b) We define "EBITDA" as operating income (loss) before depreciation, amortization and impairment, restructuring and exit costs as follows:


                                                                         Quarter Ended                   Three Quarters Ended
                                                              September 25,       September 26,     September 25,     September 26,
                                                                   2002                2001              2002              2001
                                                              -------------       -------------     -------------     -------------


        (In thousands)
         Operating income (loss)                              $ 18,883            $  13,694         $   47,210        $     (761)
         Total amortization and depreciation                    20,734               29,218             62,292            91,976
         Total impairment, restructuring and exit costs            465                  ---              4,041            16,838
                                                               -------             --------          ---------         ---------
                                                              $ 40,082            $  42,912         $  113,543        $  108,053
                                                               =======             ========          =========         =========


         We believe that EBITDA as defined is a key internal measure used to evaluate the amount of cash flow available for debt repayment and funding of additional investments. EBITDA as defined is not a measure defined by accounting principles generally accepted in the United States of America and should not be considered as an alternative to net income or cash flow data prepared in accordance with accounting principles generally accepted in the United States of America. Our measure of EBITDA as defined may not be comparable to similarly titled measures reported by other companies.
(c) Same-store sales, guest check average, and guest count calculations include restaurants that were open the same days in both the current year and prior year.
(d)      Prior year amounts have not been restated for 2002 comparable units.

The table below summarizes Denny's restaurant unit activity for the quarter ended September 25, 2002.



                                Ending          Units                        Units            Ending                 Ending
                                Units          Opened/         Units         Sold/            Units                   Units
                            June 26, 2002     Acquired     Refranchised     Closed     September 25, 2002      September 26, 2001
                            -------------     --------     ------------     ------     ------------------      -----------------


Company-owned                     588             ---           ---           (11)             577                      638
Franchised units                1,112               9           ---           (26)           1,095                    1,124
Licensed units                     14             ---           ---           ---               14                       14
                                -----           -----         -----         -----            -----                    -----
                                1,714               9           ---           (37)           1,686                    1,776
                                =====           =====         =====         =====            =====                    =====


Results of Operations
---------------------

Quarter Ended September 25, 2002 Compared to Quarter Ended September 26, 2001
-----------------------------------------------------------------------------

Company Operations

Company restaurant sales are the revenues generated from restaurants operated by Denny's. Company restaurant sales decreased $22.4 million (9.1%) due to a net 61-unit decrease in company-owned restaurants and a 1.5% decline in same-store sales for the current quarter. The decrease in company-owned restaurants resulted from store closures and the sale of restaurants to franchisees.

Total costs of company restaurant sales decreased $15.3 million (7.4%), driven by the decrease in the number of company-owned restaurants. As a percentage of company restaurant sales, total costs of company restaurant sales increased to 85.5% from 83.9%. Product costs decreased to 23.5% from 24.6% resulting from lower commodity costs and improved food waste controls. Payroll and benefits increased to 41.6% from 39.2% due to increased restaurant staffing levels, wage rate increases and higher health benefits costs. Occupancy costs increased to 5.5% from 5.4% of company restaurant sales. Other operating expenses increased to 14.8% from 14.7% as higher marketing expenses were offset by lower utilities costs and repairs and maintenance expenses compared to the prior year.

Operating margins for company-owned restaurants were $32.5 million (14.5% of company restaurant sales) for the quarter ended September 25, 2002, compared with $39.6 million (16.1% of company restaurant sales) for the quarter ended September 26, 2001.

Franchise Operations

Franchise and license revenues are the revenues received by Denny's from its franchisees and include royalties, initial franchise fees and occupancy revenue related to restaurants leased or subleased to franchisees.

Franchise and license revenue was $23.4 million for the quarter ended September 25, 2002, comprised of royalties and initial franchise fees of $14.7 million and occupancy revenue of $8.7 million, compared with $24.2 million for the quarter ended September 26, 2001, comprised of royalties and fees of $15.2 million and occupancy revenues of $9.0 million. The revenue decrease of $0.8 million (3.5%) resulted primarily from a decrease in initial franchise fees on fewer refranchising transactions.

Costs of franchise and license revenue include occupancy costs related to restaurants leased or subleased to franchisees and direct costs consisting primarily of payroll and benefit costs of franchise operations personnel, bad debt expense and marketing expenses, net of marketing contributions received from franchisees.

Costs of franchise and license revenue were $7.3 million for the quarter ended September 25, 2002, comprised of occupancy costs of $5.8 million and other direct expenses of $1.5 million, compared with $7.4 million for the quarter ended September 26, 2001, comprised of occupancy costs of $5.3 million and other direct expenses of $2.1 million. Costs of franchise and license revenue were essentially flat as a $1.9 million decrease in net marketing expenses was offset by a $0.5 million decrease in rent expense and a net $1.4 million reduction in bad debt expense in the prior year related to the collection of certain past due accounts. As a percentage of franchise and license revenues, these costs increased to 31.5% for the quarter ended September 25, 2002 from 30.6% for the quarter ended September 26, 2001.

Franchise operating margins were $16.0 million (68.5% of franchise and license revenue) for the quarter ended September 25, 2002 compared with $16.8 million (69.4% of franchise and license revenue) for the quarter ended
September 26, 2001.

Other Operating Costs and Expenses

Other operating costs and expenses such as general and administrative expenses and depreciation and amortization expense relate to both company and franchise operations.

General and administrative expenses decreased $4.5 million (29.5%) compared with the prior year quarter. The decrease resulted primarily from reductions in corporate overhead costs related to recent workforce reductions. Depreciation and other amortization, including amortization of goodwill and other intangibles with indefinite lives, decreased $8.5 million primarily as a result of fewer company-owned units and due to the implementation of SFAS 142 relating to the discontinuance of the amortization of excess reorganization value. See Notes 2 and 8 to our consolidated financial statements.

Gains on refranchising and other, net for the quarter ended September 25, 2002 of $2.4 million were the result of the sale of surplus properties. Gains of $1.8 million recorded for the quarter ended September 26, 2001 were the result of refranchising company-owned restaurants.

Operating income was $18.9 million for the quarter ended September 25, 2002 compared with income of $13.7 million for the quarter ended September 26, 2001.

Interest expense, net for the quarter ended September 25, 2002 was comprised of $19.6 million interest expense offset by $0.6 million interest income compared with $19.9 million interest expense offset by $1.6 million interest income for the quarter ended September 26, 2001. The decrease in interest expense resulted from lower borrowings under our credit facility and our senior notes exchange (see Note 7 to our consolidated financial statements), partially offset by higher deferred financing cost amortization related to our credit facility.
The decrease in interest income resulted from lower cash balances and a reduction in Denny's receivable balance under Coco's and Carrows' credit facility.

The provision for income taxes from continuing operations of $0.3 million and $0.2 million for the quarters ended September 25, 2002 and September 26, 2001, respectively, primarily represent gross receipts based state and foreign income taxes which do not directly fluctuate in relation to changes in loss before income taxes. We have provided valuation allowances related to any benefits from income taxes resulting from the application of a statutory tax rate to our net operating losses. Accordingly, no additional (benefit from) or provision for income taxes has been reported for the periods presented.

As a result of the divestiture of FRD, we recorded a gain on disposal of discontinued operations of $56.6 million during the quarter ended
September 25, 2002.  See Note 9 to our consolidated financial statements.

Net income was $56.1 million for the quarter ended September 25, 2002 compared with a net loss of $4.8 million for the quarter ended September 26, 2001 due to the factors noted above.

Results of Operations
---------------------

Three Quarters Ended September 25, 2002 Compared to Three Quarters Ended
------------------------------------------------------------------------
September 26, 2001
------------------

Company Operations

Company restaurant sales decreased $71.6 million (9.9%) primarily due to a net 61-unit decrease in company-owned restaurants and a 0.7% decline in same-store sales for the three quarters ended September 25, 2002. The decrease in company-owned restaurants resulted from store closures and the sale of restaurants to franchisees.

Total costs of company restaurant sales decreased $69.7 million (11.2%), driven by the decrease in the number of company-owned restaurants. As a percentage of company restaurant sales, total costs of company restaurant sales decreased to 84.7% from 85.9% as a result of the closure of certain underperforming units as well as other operating costs reductions. Specifically, product costs decreased to 23.9% from 24.9% resulting from lower commodity costs and improved food waste controls. Payroll and benefits increased to 41.2% from 40.2% due to increased restaurant staffing levels, wage rate increases and higher health benefits costs. Occupancy costs decreased to 5.7% from 6.0% as a result of the closure of underperforming units. Other operating expenses decreased to 13.9% from 14.8% primarily as a result of lower utility costs, lower repairs and maintenance expenses and lower legal settlement costs, including a $1.0 million reduction in estimated legal settlement liabilities resulting from the favorable settlement of certain cases.

Operating margins for company-owned restaurants were $100.1 million (15.3% of company restaurant sales) for the three quarters ended September 25, 2002, compared with $102.0 million (14.1% of company restaurant sales) for the three quarters ended September 26, 2001.

Franchise Operations

Franchise and license revenue was $68.5 million for the three quarters ended September 25, 2002, comprised of royalties and initial franchise fees of $42.7 million and occupancy revenue of $25.8 million, compared with $68.0 million for the three quarters ended September 26, 2001, comprised of royalties and fees of $42.3 million and occupancy revenues of $25.7 million. The revenue increase of $0.5 million (0.6%) resulted primarily from an increase in average unit sales of franchise restaurants.

Costs of franchise and license revenue were $22.0 million for the three quarters ended September 25, 2002, comprised of occupancy costs of $17.0 million and other direct expenses of $5.0 million, compared with $24.5 million for the three quarters ended September 26, 2001, comprised of occupancy costs of $15.3 million and other direct expenses of $9.2 million. Costs of franchise and license revenue decreased $2.5 million (10.2%) driven by a $5.2 million decrease in net marketing expense partially offset by a $1.7 million increase in rent expense. Additionally, prior year costs benefited from a net $0.8 million reduction in bad debt expense related to the collection of certain past due accounts. As a percentage of franchise and license revenues, these costs decreased to 32.1% for the three quarters ended September 25, 2002 from 35.9% for the three quarters ended September 26, 2001.

Our franchise operating margins were $46.5 million (67.9% of franchise and license revenue) for the three quarters ended September 25, 2002 compared with $43.6 million (64.1% of franchise and license revenue) for the three quarters ended September 26, 2001.

Other Operating Costs and Expenses

General and administrative expenses decreased $10.6 million (21.4%) for the three quarters ended September 25, 2002 compared with the three quarters ended September 26, 2001. The three quarters ended September 26, 2001 included approximately $1.6 million of nonrecurring senior management recruiting expenses. The remaining decrease resulted from reductions in corporate overhead costs related to workforce reductions. Depreciation and other amortization, including amortization of goodwill and other intangible assets with indefinite lives, decreased $29.7 million primarily as a result of fewer company-owned units and due to the implementation of SFAS 142 relating to the discontinuance of amortization of excess reorganization value. See Notes 2 and 8 to our consolidated financial statements.

Lower refranchising activity in the three quarters ended September 25, 2002 resulted in a $6.2 million decrease in gains on refranchising and other, net.

Exit costs of $3.1 million recorded in 2002 primarily represent additional provisions for future rent obligations on Denny's former corporate headquarters facility in California due to the bankruptcy of our most significant subtenant. For additional information concerning restructuring charges and exit costs, see Note 3 to our consolidated financial statements.

Operating income was $47.2 million for the three quarters ended September 25, 2002 compared with a loss of $0.8 million for the three quarters ended September 26, 2001.

Interest expense, net for the three quarters ended September 25, 2002 was comprised of $60.2 million of interest expense offset by $3.0 million of interest income compared with $59.9 million of interest expense offset by $5.2 million of interest income for the three quarters ended September 26, 2001. The decrease in interest expense resulted from lower borrowings under our credit facility and our senior notes exchange (see Note 7 to our consolidated financial statements), partially offset by higher deferred financing cost amortization related to our credit facility and higher interest expense related to discounted liabilities for exit costs (see Note 3 to our consolidated financial statements). The decrease in interest income resulted from lower cash balances and a reduction in Denny's receivable balance under Coco's and Carrows' credit facility.

Other nonoperating income for the three quarters ended September 25, 2002 primarily represents a gain of $19.2 million on the exchange of debt. For further information regarding our debt exchange, see Note 7 to the consolidated financial statements. During the first quarter of 2001, as a result of the settlement of the remaining issues related to our former information systems outsourcing contract with IBM, approximately $7.8 million of capital lease obligations were forgiven and a gain was recorded as a component of other nonoperating income.

For the three quarters ended September 25, 2002, we recorded a benefit from income taxes of $1.8 million. The benefit from income taxes resulted from a $2.7 million benefit recorded in the first quarter of 2002 related to the enactment of H.R. 3090, the Job Creation and Worker Assistant Act of 2002. See
Note 4 to our consolidated financial statements. Excluding this benefit, we recorded a provision for income taxes of $0.9 million for the three quarters ended September 25, 2002 compared with a provision for income taxes of $1.3 million for the three quarters ended September 26, 2001. These provisions for income taxes primarily represent gross receipts based state and foreign income taxes which do not directly fluctuate in relation to changes in income (loss) before income taxes. We have reduced or provided valuation allowances related to any provisions for (benefit from) income taxes resulting from the application of a statutory tax rate to our net operating income (losses). Accordingly, no additional (benefit from) or provision for income taxes has been reported for the periods presented.

As a result of the divestiture of FRD, we recorded a gain on disposal of discontinued operations of $56.6 million during the three quarters ended September 25, 2002. See Note 9 to our consolidated financial statements.

Net income was $67.7 million for the three quarters ended September 25, 2002 compared with a net loss of $49.0 million for the three quarters ended September 26, 2001 due to the factors noted above.

Liquidity and Capital Resources
-------------------------------

Revolving Credit Facility

At September 25, 2002, commitments under our revolving credit facility were $155.3 million. We had working capital advances of $40.0 million and letters of credit outstanding of $52.1 million under the credit facility at September 25, 2002 leaving a net availability of $63.2 million. Advances under the credit facility accrue interest at a variable rate (approximately 5.9% at September 25, 2002) based on the prime rate or an adjusted Eurodollar rate. The credit facility matures on January 7, 2003; therefore, we have classified the amounts outstanding under the facility as current liabilities on our consolidated balance sheet at September 25, 2002.

We were in compliance with the terms of the credit facility at September 25, 2002. Under the most restrictive provision of the credit facility (the interest coverage ratio), EBITDA could have been approximately $13.7 million less for the four quarters ended September 25, 2002 and we would still have been in compliance.

Subsequent to September 25, 2002, we entered into a commitment letter, pursuant to which we received commitments from JPMorgan Chase Bank, Farallon Capital Management, LLC and Foothill Capital Corporation with respect to a $125.0 million, two-year senior secured revolving credit facility, or new facility, of which up to $60.0 million will be available for the issuance of letters of credit. The new facility will refinance the existing facility and will be used for working capital, capital expenditures and other general corporate purposes. The new facility will be guaranteed by the Company and its other subsidiaries and will be generally secured by liens on the same collateral that secured the existing facility. In addition, the new facility will be secured by first-priority mortgages on approximately 250 owned restaurant properties. The closing of the new facility, expected to occur in the fourth quarter of 2002, is subject to, among other conditions, the negotiation of definitive agreements on mutually acceptable terms, as well as obtaining commitments for the balance of the new facility from other lenders. J.P. Morgan Securities, Inc. will act as lead arranger for the new facility.

Cash Requirements

Our principal capital requirements have been largely associated with remodeling and maintaining our existing restaurants and facilities. For the three quarters ended September 25, 2002, our capital expenditures were $25.8 million. Of that amount, approximately $0.9 million was financed through capital leases. Capital expenditures during 2002 are expected to total $35.0 million to $45.0 million; however, we are not committed to spending this amount and could spend less if circumstances require.

Historically, we have met our liquidity requirements with internally generated funds, external borrowings and, in recent years, proceeds from asset sales. Our ability to meet liquidity requirements and debt service obligations and to maintain continuity of operations will depend on a number of factors, including our ability to refinance our current credit facility by its January 7, 2003 maturity date and our ability to meet targeted levels of operating cash flows. As noted above, we have entered into a commitment letter for a new credit facility to replace our existing facility. Our ability to achieve operating cash flow targets will depend upon consumer tastes, the success of marketing initiatives and other efforts to increase customer traffic in our restaurants, prevailing economic conditions and other matters, some of which are beyond our control. There can be no assurance that targeted levels of operating cash flows will actually be achieved. We believe that, together with funds available under the credit facility and the new facility, we will have sufficient cash flow from operations to meet working capital requirements, to pay interest and scheduled amortization on all of our outstanding indebtedness and to fund anticipated capital expenditures.

Our working capital deficit was $146.2 million at September 25, 2002 compared with $162.6 million at December 26, 2001. Excluding net liabilities of discontinued operations at December 26, 2001 and the $40.0 million reclassification of our credit facility borrowings to current liabilities during the three quarters ended September 25, 2002, our working capital deficit was $106.2 million at September 25, 2002 compared with $147.5 million at December 26, 2001. This working capital deficit decrease of $41.3 million resulted primarily from the use of borrowings under the credit facility to satisfy current liabilities and the reduction of company-owned units from refranchising activity and store closures. We are able to operate with a substantial working capital deficit because (1) restaurant operations and most food service operations are conducted primarily on a cash (and cash equivalent) basis with a low level of accounts receivable, (2)rapid turnover allows a limited investment in inventories, and (3) accounts payable for food, beverages and supplies usually become due after the receipt of cash from the related sales.

Implementation of New Accounting Standards
------------------------------------------

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, or SFAS 141, "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 27, 2001 and eliminates the pooling-of-interests method. Our adoption of SFAS 141 has had no impact on our financial statements.

Also in July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which became effective for us on December 27, 2001, the first day of our 2002 fiscal year. SFAS 142 requires us, among other things, to discontinue goodwill amortization, including the amortization of reorganization value. In addition, the standard provides for reclassifying certain intangibles as goodwill, reassessing the useful lives of intangibles, reclassifying certain intangibles out of previously reported goodwill and identifying reporting units for purposes of assessing potential future impairments of goodwill. See Note 2 to our consolidated financial statements for a discussion of the effects of adopting this new accounting standard.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, or SFAS 144, "Accounting for the Impairment or Disposal of
Long-Lived assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion
No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of a segment of a business. SFAS 144 became effective for us on December 27, 2001, the first day of our 2002 fiscal year. Our adoption of SFAS 144 had no impact on our financial position or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards
No. 145, or SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statements No. 13, and Technical Corrections." Among other things, SFAS 145 eliminates FASB Statement No. 4, or SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt". Under SFAS 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of any related income tax effect. As a result of the elimination of SFAS 4, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 145 related to the rescission of SFAS 4 are effective for fiscal years beginning after May 15, 2002. We have early adopted SFAS 145 in the second quarter of 2002. See Note 1 to our consolidated financial statements for a discussion of the effects of adopting this new accounting standard.

In June 2002, the FASB issued Statement of Financial Accounting Standards
No. 146, or SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement replaces Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a Restructuring)." Among other things, SFAS 146 requires that a liability relating to an exit activity be recorded when incurred as opposed to the date of a company's commitment to exit an activity. The provisions of SFAS 146 are effective for exit and disposal activities initiated after December 31, 2002 with earlier application encouraged. We are currently assessing the effects of adopting SFAS 146 on our financial position and results of operations.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

We have exposure to interest rate risk related to certain instruments entered into for other than trading purposes. Specifically, borrowings under the credit facility bear interest at a variable rate based on the prime rate or an adjusted Eurodollar rate. A 100 basis point change in the credit facility interest rate (approximately 5.9% at September 25, 2002) would cause the interest expense for the remainder of 2002 to change by approximately $0.1 million. This computation is determined by considering the impact of hypothetical interest rates on our variable long-term debt at September 25, 2002. However, the nature and amount of our borrowings under the credit facility may vary as a result of future business requirements, market conditions and other factors.

Our other outstanding long-term debt bears fixed rates of interest. The estimated fair value of our fixed rate long-term debt (excluding capital leases) was approximately $408.0 million at September 25, 2002. This computation is based on market quotations for the same or similar debt issues or the estimated borrowing rates available to us. The difference in the estimated fair value of long-term debt compared to its historical cost reported in our consolidated balance sheets at September 25, 2002 relates primarily to market quotations for our 11 1/4% Notes.

We have established a policy to identify, control and manage market risks which may arise from changes in interest rates, foreign currency exchange rates, commodity prices and other relevant rates and prices. We do not use derivative instruments for trading purposes, and no interest rate or other financial derivatives were in place at September 25, 2002.

Item 4.  Controls and Procedures

Within the 90 days prior to the date of this report, we carried out an evaluation (under the supervision and with the participation of management, including our President and Chief Executive Officer, Nelson J. Marchioli, and our Senior Vice President and Chief Financial Officer, Andrew F. Green) of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended. Based upon the evaluation, Messrs. Marchioli and Green each concluded that disclosure controls and procedures are effective in timely alerting them to material information required to be included in Denny's Corporation's periodic SEC filing.

There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

On July 10, 2002 in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), the reorganization of FRD under the United States Bankruptcy Code was consummated pursuant to the First Amended Plan of Reorganization (the "Plan"). The Bankruptcy Court, on June 20, 2002, had previously approved and confirmed the Plan, the terms of which were consistent with the terms of the stipulation and settlement agreement (the "Stipulation and Settlement Agreement") entered into on February 19, 2002 (and approved by the Bankruptcy Court on March 8, 2002) by and among FRD, the Official
Committee of Unsecured Creditors of FRD, Denny's Corporation (formerly Advantica Restaurant Group, Inc), Denny's, FRI-M Corporation, Coco's and Carrows, as previously reported in the Company's Form 10-Q for the first quarter of 2002. Pursuant to the Plan, FRD's unsecured creditors, who were generally the holders of FRD's 12 1/4% senior notes, received 100% of the reorganized equity of FRD. See Note 9 to our consolidated financial statements for additional information, including the July 10, 2002 disposal of FRD.

Item 3.  Default upon Senior Securities

On January 16, 2001, FRD elected not to make the interest payment (and all subsequent interest payments) due and payable with respect to its 12.5% Senior Notes due 2004 (the "FRD Senior Notes"). As a result of this nonpayment, and as a result of FRD's Chapter 11 filing on February 14, 2001, FRD was in default under the indenture governing the FRD Senior Notes. Therefore, the FRD Senior Notes were included in liabilities subject to compromise in net liabilities of discontinued operations on the accompanying December 26, 2001 consolidated balance sheet. FRD's bankruptcy filing operated as an automatic stay of all collection and enforcement actions by the holders of the FRD Senior Notes with respect to FRD's failure to make the interest payments when due. For additional information regarding discontinued operations and the July 10, 2002 divestiture of FRD, see Item 1. above and Note 9 to our consolidated financial statements.

Item 6.  Exhibits and Reports on Form 8-K

     a.  The following are included as exhibits to this report:

         Exhibit
         No.      Description
         ------   -----------

         10.1 Waiver and Agreement, dated as of June 17, 2002, ("Amendment No. 10"), to the Credit Agreement dated January 7, 1998, among Denny's, Inc., El Pollo Loco, Inc., Flagstar Enterprises, Inc., Quincy's Restaurants Inc., as borrowers, Advantica Restaurant Group, Inc., as guarantor, the lenders named therein, and the Chase Manhattan Bank (the "Denny's Credit Agreement").

         10.2 Waiver and Agreement, dated as of June 27, 2002, ("Amendment No. 11"), to the Denny's Credit Agreement.

         99.1 Statement of Nelson J. Marchioli, President and Chief Executive Officer of Denny's Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         99.2 Statement of Andrew F. Green, Senior Vice President and Chief Financial Officer of Denny's Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     b. During the quarter we filed two reports on Form 8-K. One report was filed on July 25, 2002 reporting (under Item 2) the disposition of FRD and (under Item 5) our change in name from "Advantica Restaurant Group, Inc." to "Denny's Corporation". The other report was filed on August 12, 2002 reporting (under Item 5) our submission to the Securities and Exchange Commission ("SEC") of the statements under oath of our principal executive officer and principal financial officer as required by the SEC June 27, 2002 Order (File No. 4-460). No financial statements were required to be included with these Form 8-K filings.

                                       SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                       DENNY'S CORPORATION




Date:    November 12, 2002                        By:  /s/ Rhonda J. Parish
                                                       ---------------------
                                                       Rhonda J. Parish
                                                       Executive Vice President,
                                                       General Counsel and
                                                       Secretary





Date:    November 12, 2002                        By:  /s/ Andrew F. Green
                                                       -------------------
                                                       Andrew F. Green
                                                       Senior Vice President and
                                                       Chief Financial Officer

                                       CERTIFICATIONS

I, Nelson J. Marchioli, President and Chief Executive Officer of Denny's Corporation, certify that:

1.       I have reviewed this quarterly report on Form 10-Q of Denny's
         Corporation,

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

         c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    November 12, 2002
                                                       /s/ Nelson J. Marchioli
                                                       -----------------------
                                                       Nelson J. Marchioli
                                                       President and Chief
                                                       Executive Officer

                                       CERTIFICATIONS

I, Andrew F. Green, Senior Vice President and Chief Financial Officer of Denny's Corporation, certify that:

1.       I have reviewed this quarterly report on Form 10-Q of Denny's
         Corporation,

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedure (as defined in Exchange Act Rules 13a-14 and 15d-14)for the registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

         c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    November 12, 2002
                                                       /s/ Andrew F. Green
                                                       -------------------
                                                       Andrew F. Green
                                                       Senior Vice President
                                                       and Chief Financial
                                                       Officer